UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 8)

58.COM INC.
(Name of Issuer)

Class A ordinary shares, par value US$0.00001 per share
(Title of Class of Securities)

31680Q104***
(CUSIP Number)

Tencent Holdings Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** Not for trading, but only in connection with the registration of American Depositary Shares, each representing two Class A ordinary shares, par value $0.00001 per share.

*** This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares, par value $0.00001 per share. No CUSIP has been assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 31680Q104

1.	Names of Reporting Persons Ohio River Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 67,285,898[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 67,285,898[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,285,898[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.0%[2]
14.	Type of Reporting Person (See Instructions) CO

____________________

1 Such amount consists of 41,419,336 Class A ordinary shares, par value $0.00001 per share of the Company (the “Class A Ordinary Shares”), and 14,722,000 Class B ordinary shares, par value $0.00001 per share of the Company (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Ordinary Shares”), directly held by Ohio River Investment Limited, 4,384,207 American Depositary Shares of the Company (the “ADSs”), representing 8,768,414 Class A ordinary shares, directly held by THL E Limited and 1,188,074 American Depositary Shares, representing 2,376,148 Class A ordinary shares, directly held by Huang River Investment Limited. The rights of holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Each Class B Ordinary Share is entitled to ten votes per share and each Class A Ordinary Share is entitled to one vote per share.

2 Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated based upon 254,496,649 Class A Ordinary Shares outstanding as of March 31, 2020, as reported in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on April 29, 2020 (the “Form 20-F”), plus the 14,722,000 Class B Ordinary Shares directly held by Ohio River Investment Limited (assuming conversion of the 14,722,000 Class B Ordinary Shares into 14,722,000 Class A Ordinary Shares). If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B Ordinary Shares, such percentage would be 22.4%. The voting power of the Ordinary Shares beneficially owned by the Reporting Person represents approximately 28.3% of the aggregate voting power of the Company.

CUSIP No. 31680Q104

1.	Names of Reporting Persons Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 67,285,898[3]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 67,285,898[3]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,285,8984[3]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.0%[4]
14.	Type of Reporting Person (See Instructions) CO

____________________

3 Such amount consists of 41,419,336 Class A Ordinary Shares and 14,722,000 Class B Ordinary Shares directly held by Ohio River Investment Limited, 4,384,207 American Depositary Shares, representing 8,768,414 Class A Ordinary Shares, directly held by THL E Limited and 1,188,074 American Depositary Shares, representing 2,376,148 Class A Ordinary Shares, directly held by Huang River Investment Limited.

4 Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated based upon 254,496,649 Class A Ordinary Shares outstanding as of March 31, 2020, as reported in the Form 20-F, plus the 14,722,000 Class B Ordinary Shares directly held by Ohio River Investment Limited (assuming conversion of the 14,722,000 Class B Ordinary Shares into 14,722,000 Class A Ordinary Shares). If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B Ordinary Shares, such percentage would be 22.4%. The voting power of the Ordinary Shares beneficially owned by the Reporting Person represents approximately 28.3% of the aggregate voting power of the Company.

CUSIP No. 31680Q104

1.	Names of Reporting Persons THL E Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 67,285,898[5]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 67,285,898[5]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,285,898[5]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.0%[6]
14.	Type of Reporting Person (See Instructions) CO

____________________

5 Such amount consists of 41,419,336 Class A Ordinary Shares and 14,722,000 Class B Ordinary Shares directly held by Ohio River Investment Limited, 4,384,207 American Depositary Shares, representing 8,768,414 Class A Ordinary Shares, directly held by THL E Limited and 1,188,074 American Depositary Shares, representing 2,376,148 Class A Ordinary Shares, directly held by Huang River Investment Limited.

6 Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated based upon 254,496,649 Class A Ordinary Shares outstanding as of March 31, 2020, as reported in the Form 20-F, plus the 14,722,000 Class B Ordinary Shares directly held by Ohio River Investment Limited (assuming conversion of the 14,722,000 Class B Ordinary Shares into 14,722,000 Class A Ordinary Shares). If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B Ordinary Shares, such percentage would be 22.4%. The voting power of the Ordinary Shares beneficially owned by the Reporting Person represents approximately 28.3% of the aggregate voting power of the Company.

CUSIP No. 31680Q104

1.	Names of Reporting Persons Huang River Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 67,285,898[7]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 67,285,898[7]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,285,898[7]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.0%[8]
14.	Type of Reporting Person (See Instructions) CO

____________________

7 Such amount consists of 41,419,336 Class A Ordinary Shares and 14,722,000 Class B Ordinary Shares directly held by Ohio River Investment Limited, 4,384,207 American Depositary Shares, representing 8,768,414 Class A Ordinary Shares, directly held by THL E Limited and 1,188,074 American Depositary Shares, representing 2,376,148 Class A Ordinary Shares, directly held by Huang River Investment Limited. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share.

8 Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated based upon 254,496,649 Class A Ordinary Shares outstanding as of as of March 31, 2020, as reported in the Form 20-F, plus the 14,722,000 Class B Ordinary Shares directly held by Ohio River Investment Limited (assuming conversion of the 14,722,000 Class B Ordinary Shares into 14,722,000 Class A Ordinary Shares). If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B Ordinary Shares, such percentage would be 22.4%. The voting power of the Ordinary Shares beneficially owned by the Reporting Person represents approximately 28.3% of the aggregate voting power of the Company.

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) amends and supplements the Schedule 13D filed on July 10, 2014, as amended by Amendment No. 1 thereto dated September 25, 2014, Amendment No. 2 thereto dated October 2, 2014, Amendment No. 3 thereto dated October 8, 2014, Amendment No. 4 thereto dated April 20, 2015, Amendment No. 5 thereto dated August 5, 2015, Amendment No. 6 thereto dated December 15, 2015, and Amendment No. 7 thereto dated November 22, 2016 (as so amended, the “Original Schedule 13D” and, together with this Amendment No. 8, the “Statement”), and is being filed on behalf of Tencent Holdings Limited, a Cayman Islands company (“Tencent”), Ohio River Investment Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“Ohio River”), THL E Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“THL”), and Huang River Investment Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“Huang River”, together with Tencent, Ohio River and THL, the “Reporting Persons”) in respect of the Class A Ordinary Shares of 58.com Inc., a company incorporated under the laws of the Cayman Islands (the “Issuer” or “Company”).

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 8 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 1. Security and Issuer

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The title and class of equity securities to which this Statement relates are the Class A Ordinary Shares, including Class A Ordinary Shares represented by the Company’s ADSs, evidenced by American Depositary Receipts, each representing two Class A Ordinary Shares. The address of the principal executive offices of the Company is Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing 100015, People’s Republic of China.

The Company’s ordinary shares consist of Class A Ordinary Shares and Class B Ordinary Shares. The rights of holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Each Class B Ordinary Share is entitled to ten votes per share and each Class A Ordinary Share is entitled to one vote per share.

The Company’s ADSs are listed on the New York Stock Exchange under the symbol “WUBA.”

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (c), (f) This Statement is being filed by:

(i) Tencent Holdings Limited, a Cayman Islands company;

(ii) Ohio River Investment Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent;

(iii) THL E Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent; and

(iv) Huang River Investment Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (together with Ohio River and THL, the “Tencent Rollover Shareholders”).

Each of the Reporting Persons is party to that certain Joint Filing Agreement filed herewith as Exhibit 1. Accordingly, the Reporting Persons are hereby jointly filing the Statement.

The address of Tencent’s principal office is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The address of Ohio River’s principal office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The address of THL’s principal office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The address of Huang River’s principal office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Each of Ohio River, THL and Huang River is a direct wholly owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests.

Tencent is an internet service portal in China providing value-added internet, mobile and telecom services and online advertising and has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700).

Attached hereto as Appendix A, and incorporated herein by reference, is information concerning each executive officer and director of Tencent, Ohio River, THL and Huang River, which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)-(e) None of the Reporting Persons nor any of the persons or entities referred to in Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding at the end thereof the following:

Pursuant to the Rollover Agreement (as defined below), (a) the 41,419,336 Class A Ordinary Shares and 14,722,000 Class B Ordinary Shares directly held by Ohio River, 4,384,207 ADSs, representing 8,768,414 Class A Ordinary Shares, directly held by THL and 1,188,074 ADSs, representing 2,376,148 Class A Ordinary Shares, directly held by Huang River (collectively, the “Rollover Shares”) will be cancelled at no cash consideration at the effective time of the Merger (as defined below), and (b) in consideration for the cancellation of the Rollover Shares, the Tencent Rollover Shareholders will subscribe for certain newly issued shares of Parent (as defined below) at a consideration per share equal to its par value immediately prior to the closing of the Merger.

The information set forth in Item 4 of this Statement is also incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding at the end thereof the following:

On June 15, 2020, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with Quantum Bloom Group Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Quantum Bloom Company Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving company and becoming a wholly-owned subsidiary of Parent as a result of the Merger. At the effective time of the Merger, each Ordinary Share issued, outstanding and not represented by ADSs immediately prior to the effective time of the Merger, other than the excluded shares and the dissenting shares (each as defined in the Merger Agreement), will be cancelled and cease to exist, in exchange for the right to receive US$28.00 in cash without interest, and each outstanding ADS, other than the ADSs representing the excluded shares, together with each Ordinary Share represented by such ADSs, will be cancelled in exchange for the right to receive US$56.00 in cash without interest.  Consummation of the Merger is subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement including obtaining the requisite approval of the Company’s shareholders.

Concurrently with the execution of the Merger Agreement, the Tencent Rollover Shareholders and Parent entered into a rollover agreement (the “Rollover Agreement”). Under the Rollover Agreement, Parent acknowledges and agrees that, each Tencent Rollover Shareholder may, in its sole and absolute discretion, determine how to vote or abstain from voting at the general meeting of the shareholders of the Company in respect of, the Merger and the other transactions contemplated by the Merger, or any other matter (including any competing proposal or transaction) submitted to a shareholder vote. The information in this paragraph is qualified in its entirety by reference to the Rollover Agreement, a copy of which is filed as Exhibit 2, and which is incorporated herein by reference in its entirety.

If the Merger is completed, the Company’s ADSs will be delisted from the New York Stock Exchange, and the Company’s obligation to file periodic reports under the Exchange Act will be terminated. In addition, the consummation of the Merger could result in one or more of the actions specified in Item 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the board of directors of the Company (as the surviving company in the merger), and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company.

The information set forth in Item 3 of this Statement is also incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) — (b) As of the date of this Statement, each Reporting Person may be deemed to have beneficial ownership and shared power to vote or direct the vote of 52,563,898 Class A ordinary shares and 14,722,000 Class B ordinary shares.

The Reporting Persons beneficially held approximately 25.0% of the total Class A Ordinary Shares outstanding on March 31, 2020, based on a total of 269,218,649 Class A Ordinary Shares outstanding (which consists of 254,496,649 Class A Ordinary Shares outstanding as of March 31, 2020, as reported in the Form 20-F, plus the 14,722,000 Class B Ordinary Shares held by the Reporting Persons (assuming conversion of the 14,722,000 Class B Ordinary Shares into Class A Ordinary Shares)). The Reporting Persons’ Class A Ordinary Shares for these purposes are deemed to consist of (and the total number of Class A Ordinary Shares outstanding for these purposes are deemed to include) 41,419,336 Class A Ordinary Shares directly held by Ohio River Investment Limited, 4,384,207 American Depositary Shares, representing 8,768,414 Class A Ordinary Shares, directly held by THL E Limited and 1,188,074 American Depositary Shares, representing 2,376,148 Class A Ordinary Shares, directly held by Huang River Investment Limited, and 14,722,000 Class B Ordinary Shares directly held by Ohio River Investment Limited (assuming conversion of the 14,722,000 Class B Ordinary Shares into 14,722,000 Class A Ordinary Shares).

The Reporting Persons beneficially held approximately 22.4% of the total Ordinary Shares outstanding on March 31, 2020, based on a total of (i) 254,496,649 Class A Ordinary Shares outstanding plus (ii) 45,232,120 Class B Ordinary Shares outstanding as of March 31, 2020, as reported in the Form 20-F. Based on their holdings of Ordinary Shares, the Reporting Persons control approximately 28.3% of the total voting power of the total Ordinary Shares outstanding as described above as of March 31, 2020. The percentage of voting power was calculated by dividing the voting power beneficially owned by the Reporting Persons by the voting power of all of the Issuer’s holders of Class A Ordinary Shares and Class B Ordinary Shares as a single class as of March 31, 2020. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to ten votes per share on all matters submitted to them for a vote.

(c) To the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Class A Ordinary Shares during the past 60 days.

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e) Not applicable

The information set forth in Items 3 and 4 of this Statement is also incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding at the end thereof the following:

The information set forth in Items 3 and 4 of this Statement is hereby incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding at the end thereof the following:

Exhibit Number	Description of Exhibits
1	Joint Filing Agreement by and among Tencent Holdings Limited, Ohio River Investment Limited, THL E Limited and Huang River Investment Limited dated as of June 17, 2020.
2	Rollover Agreement by and among Ohio River Investment Limited, THL E Limited, Huang River Investment Limited and Quantum Bloom Group Ltd, dated as of June 15, 2020.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 17, 2020

TENCENT HOLDINGS LIMITED

By:	/s/ James Mitchell
	Name:	James Mitchell
	Title:	Authorized Signatory

OHIO RIVER INVESTMENT LIMITED

By:	/s/ James Mitchell
	Name:	James Mitchell
	Title:	Authorized Signatory

THL E LIMITED

By:	/s/ James Mitchell
	Name:	James Mitchell
	Title:	Authorized Signatory

HUANG RIVER INVESTMENT LIMITED

By:	/s/ James Mitchell
	Name:	James Mitchell
	Title:	Authorized Signatory

Appendix A

EXECUTIVE OFFICERS AND DIRECTORS OF TENCENT HOLDINGS LIMITED

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.

Name	Present Principal Employment	Citizenship
Directors:
Ma Huateng	Chairman of the Board and Executive Director	People’s Republic of China
Lau Chi Ping Martin	Executive Director	People’s Republic of China (Hong Kong SAR)
Jacobus Petrus (Koos) Bekker	Non-Executive Director	Republic of South Africa
Charles St Leger Searle	Non-Executive Director	Republic of South Africa
Li Dong Sheng	Independent Non-Executive Director	People’s Republic of China
Iain Ferguson Bruce	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)
Ian Charles Stone	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)
Yang Siu Shun	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)
Ke Yang	Independent Non-Executive Director	People’s Republic of China

Executive officers:
Ma Huateng	Chief Executive Officer	People’s Republic of China
Lau Chi Ping Martin	President	People’s Republic of China (Hong Kong SAR)
Xu Chenye	Chief Information Officer	People’s Republic of China
Ren Yuxin	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group	People’s Republic of China
James Gordon Mitchell	Chief Strategy Officer and Senior Executive Vice President	United Kingdom of Great Britain and Northern Ireland
David A M Wallerstein	Chief eXploration Officer and Senior Executive Vice President	United States of America
John Shek Hon Lo	Chief Financial Officer and Senior Vice President	People’s Republic of China (Hong Kong SAR)

EXECUTIVE OFFICERS AND DIRECTORS OF OHIO RIVER INVESTMENT LIMITED

The names of the directors and the names and titles of the executive officers of Ohio River Investment Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Ohio River Investment Limited.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Director
Charles St Leger Searle	Republic of South Africa	Director

Executive officers:
N/A

EXECUTIVE OFFICERS AND DIRECTORS OF THL E LIMITED

The names of the directors and the names and titles of the executive officers of THL E Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to THL E Limited.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Director
Charles St Leger Searle	Republic of South Africa	Director

Executive officers:
N/A

EXECUTIVE OFFICERS AND DIRECTORS OF HUANG RIVER INVESTMENT LIMITED

The names of the directors and the names and titles of the executive officers of Huang River Investment Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Huang River Investment Limited.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Director
Charles St Leger Searle	Republic of South Africa	Director

Executive officers:
N/A